FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Presentation on Quarterly Results January- June 2007	36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 30th, 2007	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

Quarterly Results
January – June 2007

TELEFONICA S.A.
July 30th, 2007


Spirit of
PROGRESS

This presentation is being broadcast live on the Internet

Telefónica

Disclaimer

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is un-audited and, therefore, is subject to potential future modifications.

1H07 results: growth and returns well ahead of the pack...

€ in millions (% change y-o-y)	Jan-Jun 2007	Jan-Jun 2006	% Change 1H07/1H06	% Change 1H07/1H06 organic [1]
Revenues	27,826	25,163	+10.6%	+7.4%
Operating Income before D&A (OIBDA)	11,269	9,242	+21.9%	+7.1%
Operating Income (OI)	6,557	4,508	+45.4%	+21.8%
Net Income	3,830	2,302	+66.4%	
OpCF (OIBDA-CapEx)	8,062	6,220	+29.6%	+10.9%

- Forex improved its trend and deducted 1.4 p.p. to nominal growth rates of revenues vs 2.6 pp at 1Q07

Note: TPI has been discontinued in 2006 following Telefónica's acceptance of Yell's offer in July 4th, 2006 . Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.

(1) Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-June 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-June 2007 and the consolidation of Airwave in April-June 2006. OIBDA and OI exclude Airwave capital gain.

...fully flowing into solid net income growth, up by more than 66.4%


€ in millions
(% change y-o-y)
+21.9%
+45.4%
+66.4%
423 M€ (O2's PPA)
78 M€ (Cesky's PPA)
11,269
-4,713
(-0.5%)
6,557
+80
(n.m.)
-1,437
(+20.7%)
-1,257
(+41.9%)
-113
(-33.6%)
3,830
1H07 OIBDA
D&A
1H07 OI
Associates
Financial results
Taxes
Minorities & Discontinued Operations
1H07 Net Income

We are progressing fast on our commitment to double EPS by 2009, with very solid nominal and underlying rates


EPS growth
(in €)
+42.9%
0.913
1.304
2005
2006
+
+63.7%
0.488
0.799
1H06
1H07
Underlying EPS growth (in €)
(ex-capital gains/losses and others)
+22.7%
1.304
-0.327
+0.144
1.120
2006
TPI's capital gains
Redundancy Program
Underlying 2006
+
0.515
+17.2%(1)
0.604
Underlying 1H06
Underlying 1H07
2009 TARGET
CAGR 05-09
18.9%
+100%
0.913
1.826
2005
2009

(1) Capital gains/losses includes Sogecable in 1H06, and Airwave, CANTV and Endemol France in 1H07. Others includes Redundancy Program in Spain, TO2 restructuring charge and provision for EU fine

Solid organic growth across the board and diversification

Annual revenue growth breakdown (Organic[1])


+5.3%
+4.9%
+12.8%
+7.4%
1H07
T. España
1H07
T. O2 Europe
1H07
T. Latam
1H07
Telefónica

Accesses
(in millions)


+11.3%
191
212.6
June 06
June 07

Mobile: +15%
Broadband: +35%
Pay-TV: +65%

1H07 Revenue breakdown


Others & eliminations
3%
T. España
37%
T. O2 Europe
25%
T. Latinoamérica
35%
Accounts for aprox. 60% of organic
revenue growth in 1H07

(1) Assuming constant Exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-June 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-June 2007 and the consolidation of Airwave in April-June 2006.

...and scale is paying off in terms of efficiency

OpEx[1] Organic[2] Growth


+12.2%
+9.0%
+8.1%
+6.8%
2005
2006
1Q07
1H07

Organic[2] OIBDA Margin


-0.1 p.p.
35.9%
35.8%
1H06
1H07

1H07 OIBDA Margin (ex-Airwave capital gain)


46.3%
35.2%
25.5%
35.8%
T. España
T. Latam
T.O2 Europe
Group

(1) Supplies, Personnel Expenses (ex-restructuring costs), External Services, Bad Debt Expenses and Taxes

(2) Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-June 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-June 2007 and the consolidation of Airwave in April-June 2006.

This positive evolution drives our 2007 guidance upgrade

Group Revenues
(€ in millions)

Upgraded 8%-10%


+6%/+9%
52,901
51,298
2006
2006
(ex Endemol & Airwave)
2007

Group OIBDA
(€ in millions)

Upgraded 10%-13%


+8%/+11%
19,126
19,040
18,688
2006
(reported)
2006 adjusted
for guidance
2006 adjusted
for guidance
(ex Endemol & Airwave)
2007

Group OI
(€ in millions)

Upgraded 19%-23%


+14%/+20%
9,421
9,336
9,098
2006
(reported)
2006 adjusted
for guidance
2006 adjusted
for guidance
(ex Endemol & Airwave)
2007

Group CapEx
(€ in millions)

<8,100


8,003
7,814
<7,814
2006
2006
(ex Endemol & Airwave)
2007

Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006), three months of start-up losses in Slovakia, and exclude Endemol and Airwave results. 2007 guidance assumes constant exchange rates as of 2006 and excludes changes in consolidation. In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses, with the exception of the ones decided after the guidance communication at the beginning of the year. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real Estate Efficiency Plan.

2007 targets, a guide to calculations

FROM 2007 REVENUES GUIDANCE TO 2007 REPORTED REVENUES : please include

- 2007 forex impact
- 1Q07 Airwave results and 1H07 Endemol results

FROM 2007 OIBDA GUIDANCE TO 2007 REPORTED OIBDA : please include

- 2007 forex impact
- 1Q07 Airwave results and 1H07 Endemol results
- 2Q07 provision for EU fine (152 Million Euros)
- 2Q07 Telefónica O2 Europe restructuring charge (114 Million Euros)
- Capital gain and losses (1)
  - ✓ 2Q07: Airwave (+1,296 Million Euros) & CANTV (-45 Million Euros)
  - ✓ 3Q07: Endemol (aprox +1,400 Million Euros)

(1) Not comprehensive, most relevant ones up to date

Telefónica España: Sustained strong results in Spain

Revenues (€ in millions)


+5.4%
9,665
10,191
1H06
1H07

OIBDA and Underlying OIBDA (1) (€ in millions)


+6.3%
+10.4%
4,278
4,723
Underlying OIBDA growth(1)
1H06
1H07

OIBDA Margin (%)


+2.0 p.p.
44.3%
46.3%
1H06
1H07

- *Total accesses increased by 5.5% (Jun-07 vs. Jun-06) exceeding 45 Million*
- *Revenues growing by 3.8% and 7.5% in wireline and wireless operations respectively*
- *Minimizing losses of fixed telephony access and Broadband growth led to increase revenues and secure clients*
- *New mobile tariffs to maintain low churn, boost data usage and achieve healthy customer growth*

(1) Excludes specific effects such as Redundancy Program, EU Fine, Real Estate Program and Subsidies

Wireline Business: healthy Broadband and Pay-TV growth led by TEF

Fixed Telephony Accesses
(in thousands)


-0.7%
16,020
15,906
Jun06
Jun07
TOTAL ACCESSES
-84.1%
-89
-14
2Q06
2Q07
NET LOSS

- Successful customer retention
- Lowest quarterly fixed telephony accesses loss since 4Q04

Retail Internet BB Accesses
(in thousands)


30.4%
3,220
4,198
Jun06
Jun07
TOTAL ACCESSES
+15.9%
177
206
2Q06
2Q07
NET GAIN

- Sustained market share at 56% after capturing 60% of net adds in 2Q07

Pay TV subscribers
(in thousands)


68.6%
267.5
450.9
Jun06
Jun07
TOTAL ACCESSES
+88.0%
17.2
32.3
2Q06
2Q07
NET GAIN

- Close to 12% Pay TV market share as of June 2007

Note: All market data based on Telefónica España's estimates

Wireline Business: superior top line growth

Revenues evolution
(% change 1H07/1H06)


+18.5%
+10.2%
+3.8%
-2.0%
Traditional Access & Voice
Internet & Broadband
Data & IT
TOTAL WIRELINE BUSINESS

Revenues
6,144 Mill. €
(Jan-Jun 07)

Quarterly Revenues
+4.0%
(2Q07 vs. 2Q06)

MAJOR DRIVERS

- Expanding BB customer base
  - ✓ 26.4% of lines have BB (20.1% in Jun06)
- Promoting 2P/3P (ARPU uplift & loyalty)
  - ✓ 78% of retail BB accesses with 2P/3P
  - ✓ VAS ARPU growing 7.2% to account for 18% of Retail BB ARPU.
- 2.0% PSTN monthly fee increase as of January 1st 2007
- Improving traditional access business trends
  - ✓ Lowest fixed telephony accesses loss in 1H07 since 1H01
- Better voice performance based on improving traffic and new prices
- Solid IT and Data performance

Wireline Business: strong focus on operational efficiency leading to margin improvement

OIBDA Margin


+0.9 p.p.
39.2%
45.8%
42.7%
46.7%
1H06
1H06 exE.R.E. provision
1H07
1H07 ex E.R.E. and EU fine provisions

OIBDA Growth 1H07/1H06


+13.1%
-12.8 p.p.
+6.5 p.p.
-1.2 p.p.
+5.6%
Reported
Lower E.R.E. provision in 1H07
EU Fine provision (151.9 M€)
Subsidies, Real Estate program and others
Underlying Growth
1.8 p.p. ahead of revenue growth (+3.8%)
Acceleration of Underlying growth (+4.7% in 1Q07)

Wireless Business: solid 2Q07 performance with strong focus on value

NEW TARIFFS LAUNCHED

- Simplified offer (4 options)
- Leveraging "community effect"


Nuevo Contrato Autónomos
movistar fijos


NUEVA
TARIFA MOVISTAR

STRONG CHURN PERFORMANCE


Churn
(%)
Contract
Total
1.0
1.6
1.0
1.7
-0.1 p.p.
-0.1 p.p.
vs. 1Q07
2Q06
2Q07

FOCUS ON VALUE CUSTOMERS


Number Portability
(in thousands)
Contract
Total
67
77
64
-9
2Q06
2Q07


Net adds
(in thousands)
Contract
Total
+11.7%
349
378
390
289
2Q06
2Q07

- 58% contract mix (55% in Jun06)
- Residential post-pay handset upgrades (+8.1% vs. 2Q06)
- New tariffs launched in 2Q07


Customer growth
(y-o-y)
>22.1M
+7.0%
-0.8%
+13.4%
Total
Pre-pay
Contract

Wireless Business: data revenue acceleration drives ARPU performance

2Q07/2Q06 (y-o-y growth rates)


OUTGOING
+2.1%
+0.2%
+8.6%
+1.3%
VOICE
DATA
TOTAL
INCOMING
+1.1%
-11.5%
ARPU Growth
MoU Growth
TOTAL ARPU¹
-0.5%
Cumulative 13.9% MTR cut in Oct.06 & April 07.

STRONG DATA REVENUE GROWTH ON INNOVATIVE PRICING SCHEMES

2Q07/2Q06 Data Revenue growth


+36%
+79%
+17%
Non P2P SMS revenues
Connectivity
Total

Data revenues split	2Q06	2Q07
P2P Communications	59%	53%
P2P SMS	58%	50%
Content	32%	34%
Connectivity	9%	13%

- Data traffic: x7 (2Q07 vs. 2Q06); x2 (2Q07 vs. 1Q07)
- ~2.1M 3G devices (~275,000 PC Cards)

Outgoing data ARPU growth


1.5%
3.9%
1.2%
5.0%
5.8%
8.6%
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07

(1) Excludes roaming-in

Wireless Business: healthy top line performance & robust OIBDA growth

	1H07 (€ in millions)	2Q07/2Q06		1H07/1H06	
Revenues	4,751	+7.1%	+6.9%[1]	+7.5%	+7.3%[1]
Handset Revenues	598	+20.2%		+17.1%	
Service Revenues	4,153	+5.5%	+5.3%[1]	+6.2%	+6.0%[1]
Service Revenue Drivers					
Customer revenues		+9.3%	+7.8%[1]	+9.6%	+8.1%[1]
Interconnection revenues -8.1%		-5.7%	-3.1%[1]		-0.8%[1]
Roaming-in revenues		-11.9%		-15.6%	

Comparable growth [1]

OIBDA
(€ in millions)

y-o-y growth


+7.0%
1,976
2,114
1H06
1H07

45% 2Q07 reported OIBDA margin (-0.4 p.p. vs. 2Q06) despite +4.7% increase in commercial actions involving handsets

(1) Pre-pay sales and top-up commissions are accounted for as costs in 1Q07 (netted from revenues in 1Q06). Revenues/costs of portability transit routing are now registered for their net amounts

Telefónica España: Upgrading 2007 guidance on sound wireline and wireless performance

Telefónica España

UPGRADED

Revenue Growth (€ in millions)

from +0.5% / +2%
To +3.5% / +4.5%


19,750
2006
2007

UPGRADED

OIBDA Growth (€ in millions)

from +5% / +7%
To +9% / +11%


8,634
2006 adjusted for guidance
2007

REITERATED

CapEx (€ in millions)


2,293
<2,400
2006
2007

- European Union Fine of 151.9 M€ not included in guidance (For guidance comparison purposes, 151.9 M€ to be added to 2007 final reported OIBDA).

Spanish wireline

Revenues (€ in millions) UPGRADED

from +0.5% / +2%
To +2.5% / +3.5%


11,964
2006
2007

OIBDA (€ in millions) UPGRADED

from +9% / +12%
To +13.5% / +16%


4,560
2006 adjusted for guidance
2007

- 2007e ERE provision of aprox.630 M€ (2,200 employees) vs 980 M€ in 2006
- 2007e Real Estate capital gains of aprox.162 M€ vs 94 M€ in 2006
- European Union Fine of 151.9 M€ not included in guidance

Spanish wireless

Service revenues (€ in millions) UPGRADED

from +2% / +4%
To +4% / +5%


8,142
2006
2007

OIBDA (€ in millions) UPGRADED

from +0% / +1%
To +4% / +5%


4,128
2006 adjusted for guidance
2007

2006 base figures for T. España Wireline include 6 months of Iberbanda. 2007 guidance exclude changes in consolidation. OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007 (EU fine of 151.9 million euros). T España Wireline' Personnel Restructuring (980 million euros in 2006 and an estimated 630 million euros in 2007) and Real Estate (94 million euros in 2006 and an estimated 162 million euros in 2007) programmes are included as operating revenues/expenses. For comparison purposes, the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real Estate Efficiency Plan

Telefónica Latinoamérica: sound operating trends lead to very strong revenue and OIBDA growth


Revenues
(€ in millions)
€-terms
Local cur.
+10.6%
8,707
9,628
+15.5%
1H06
1H07
OIBDA
(€ in millions)
+12.9%
3,002
3,391
+17.8%
1H06
1H07
OIBDA Margin
(%)
+0.7p.p.
34.5%
35.2%
1H06
1H07

- Revenue growth accelerates vs. 1Q07 (+8.5%) led by solid mobile and broadband performance
- Margin expansion pushed by Mexico and Venezuela
- Strong growth of BB and Pay TV
- Maintenance of mobile momentum in major markets with strong customer growth (+18.9% vs. June 06)

Healthy growth in revenues and OIBDA in all major markets

	Revenues		OIBDA	
	1H07 (€ in millions)	% change[1]	1H07 (€ in millions)	% change[1]
Integrated				
Brazil[2]	3,690	+3.6%	1,493	+1.2%
Argentina	1,113	+18.8%	394	+17.6%
Chile	864	+11.8%	329	+14.0%
Peru	743	+11.2%	279	+0.4%
Colombia	746	n.m	209	n.m.
Mobile				
Venezuela	1,123	+27.7%	469	+48.3%
Mexico	653	+60.3%	61	c.s.
Central America[3]	297	+21.4%	99	+35.7%
Ecuador	138	-1.8%	34	-0.6%
Uruguay	47	+45.5%	11	+92.4%

(1) Excluding forex effect
(2) Includes 50% of VIVO
(3) Guatemala, El Salvador, Panama and Nicaragua

Strong broadband and Pay TV development across the region

Retail Internet BB connections[1]
(in thousands)


+22.6%
273
335
2Q06
2Q07
NET ADDITIONS
+36.8%
3,202
4,380
Jun06
Jun07
TOTAL ACCESSES

Pay TV clients
(in thousands)


x3.8
26
100
2Q06
2Q07
NET ADDITIONS
+55.2%
515
800
Jun06
Jun07
TOTAL ACCESSES

Close to 30% on DTH

- 171,400 clients in Chile
- 59,700 clients in Peru
- 28,300 clients in Colombia

Breakdown of retail BB connections
(in thousands)


Jun.07 Retail BB connections
Jun.07/Jun 06 Retail BB connections growth
1,813
+31.1%
Telesp
659
+61.2%
TASA
574
+40.4%
T. Chile
528
+35.6%
T.Peru[2]
125
T. Telecom

(1) Including Terra Latam and Telefónica Telecom since May 2006
(2) Including cable modem

Brazil wireless: improving operating trends fully flowing into financial results


1H07/1H06 change
65% of 2Q Gross adds in GSM
30.2M (11% GSM)
+118%
+23%
+6%
-0.7 p.p.
Gross Adds
Churn
Net Adds¹
Customers


MoU (minutes)
+16.8%
66
77
2Q06
2Q07


ARPU (local currency)
Excluding B&K effect
+27.8%
31.3
24.5
27.2
+11.5%
2Q06
2Q07


Service revenue growth (local currency)
+19.0%
+13.2%
+3.5%
2006/2005
-0.6%
1Q07/1Q06
1H07/1H06
-7.3%
-1.4%
Excluding B&K effect


OIBDA growth (local currency)
+38.3%
+14.3%
+36.2%
+12.8%
2006/2005
-19.8%
1Q07/1Q06
1H07/1H06
-20.8%
-11.4% underlying²


OIBDA margin (%)
+7.0 p.p.
27.2%
20.2%
24.4%
1H06
1H07

(1) ex adjustment of 1.8M inactive pre-pay lines at the end of 1H06
(2) ex B&K and impairments

Mexico wireless: sustained healthy commercial activity leads to very strong revenue & OIBDA growth

Gross adds
(in thousands)


+59%
2,095
3,322
1H06
1H07

Net adds
(in thousands)


x 3.4
497
1,680
1H06
1H07

Blended churn
(%)


-1.4 p.p.
4.2
3.9
2.9
2.8
1Q06
2Q06
1Q07
2Q07

Customer growth
(y-o-y)


>10.2M
+49%
+35%
+50%
Total
Contract
Pre-pay

1H07/1H06 growth
(in local currency)


+70%
+73%
+91%
+96%
+50%
+45%
Service revenues
Outgoing service revenues
Incoming service revenues
2Q07/2Q06

- 2Q07 ARPU: +22.0% y-o-y
- 2Q07 MoU: +113.6% y-o-y

OIBDA
(€ in millions)


9.4% Margin
+61
-34
1H06
1H07

Key highlights for other Latam mobile operations

(y-o-y growth)

	1H07 customer base (M)	1H07/1H06 service revenue growth[1]	1H07/1H06 outgoing service revenue growth[1]	1H07/1H06 OIBDA margin	
ARGENTINA	12.4 (+31%)	+24%	+26%	26.5% (+4.2 p.p.)	Solid revenue growth backed by strong customer growth & margin improvement despite high commercial activity
VENEZUELA	9.7 (+25%)	+33%	+37%	41.8% (+5.8 p.p.)	
CENTRAL AMERICA	4.5 (+34%)	+23%	+31%	33.2% (+3.6p.p.)	
URUGUAY	1.0 (+65%)	+54%	+68%	23.9% (+5.8 p.p.)	
PERU	6.4 (+57%)	+59%	+89%	24.7% (-2.7 p.p.)	Very high commercial activity leads to strong customer growth fully flowing to revenue growth
COLOMBIA	7.6 (+2%)	+13%	+14%	13.9% (+1.2 p.p.)	Selective commercial activity leads to improved revenue growth and slight margin expansion
CHILE	5.9 (+7%)	+20%	+17%	34.5% (+3.8 p.p.)	Service revenue growth outpaces customer growth leveraging strong ARPU expansion with enhanced profitability
ECUADOR	2.6 (+4%)	-9%	-8%	24.3% (+0.3 p.p.)	New tariffs launched to turn-around operations

(1) Excluding forex impact

This strong set of results drives 2007 guidance upgrade

Revenue Growth
(€ in millions)

UPGRADED



from +11% / +14%
To +13%/+16%
18,089
2006
2007

OIBDA Growth
(€ in millions)

UPGRADED



from +12% / +16%
To +14%/+17%
6,607
2006
adjusted for guidance
2007

Base 2006 reported figures include eight months of Telefónica Telecom (consolidated since May 2006). 2007 guidance assumes constant exchange rates as of 2006. All figures exclude changes in consolidation. In terms of guidance calculation, OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

Telefónica O2 Europe: proactively tackling mobile pressures & selectively exploiting BB growth opportunities

Revenues [1]
(€ in millions)



+21.3%
5,828
7,068
1H06
1H07

OIBDA [1]
(€ in millions)



+2.6%
1,758
1,804
1H06
1H07

OIBDA Margin [1]
(%)



-4.7 p.p.
30.2%
25.5%
1H06
1H07

- UK: healthy top line pushed by customer and ARPU growth and margin improvement
- Germany: a new management to address market opportunities
- Czech Republic: solid financial performance through a tight operational focus

(1) 1H07 corresponds to the January-June period and excludes Airwave capital gain. 1H06 corresponds to the February-June period

O2 UK: healthy top-line pushed by customer and ARPU growth and margin improvement

Mobile customer growth
(y-o-y)


17.8M
+5.8%
+4.3%
+8.5%
35.8% of base
(+0.9 p.p.)
Total
Pre-pay
Contract

Average Revenue per user
(blended quarterly monthly average, in £)


+2.8%
22.8
23.4
2Q06
2Q07

- MoU[2]: +11.7% y-o-y to 189 minutes
- Data ARPU[2]:+8.6% y-o-y to 7.5 £

Revenues
(Organic[1], £ in millions)


+10.4%
2,192
2,420
1H06
1H07

OIBDA margin
(Organic[1])


25.2%
24.0%
24.8%
1Q07
1H07

- Ex 14.8 Million Euros restructuring charge

(1) On a comparable basis (January-June for both 1H06 and 1H07)
(2) Quarterly Monthly Average

O2 Germany: a new management to address market opportunities

Mobile customer growth (y-o-y)


11.6M
+11.8%
+12.6%
+11.0%
49.9.% of base
Total
Pre-pay
Contract

Improved customer base growth

Average revenue per user (blended quarterly monthly average, in €)


24.2
-13.5%
20.9
2Q06
2Q07

- MTR: 20% cut
- Pricing pressure
- Change in mix

Revenues (Organic[1], € in millions)


1,754
-2.9%
1,703
1H06
1H07

	1Q07	2Q07
Net adds	159,000	374,000
MoU (y-o-y)	1.6%	3.7%

1 Million clients on new S,M,L tariffs (higher MoU than average)

OIBDA margin


20.9%
19.1%
15.2%
1Q07
1H07

- Ex 96.5 Million Euros restructuring charge

Note:O2 Germany consolidates Telefónica Deutschland
(1) On a comparable basis (January-June for both 1H6 and 1H07)
(2) Quarterly Monthly Average

T.O2 Czech Republic: solid financial performance through a tight operational focus

Turning around fixed & accelerating mobile performance

Fixed revenues (y-o-y)


+0.7%
-0.1%
1Q07
2Q07

- Line loss contention (1Q07:-114,000 2Q07:-81,000)
- Leadership in BB growth backed on bundles (retail BB rev. up 48.6% y-o-y in 1H07)
- 1H07 ICT services up 265% y-o-y

Mobile revenues (y-o-y)


+4.8%
+6.1%
1Q07
2Q07

- Contract customers up 20.3% y-o-y
- Foster Pre-pay to contract migrations (42.4% of base on contract)
- Blended ARPU up 3.4% y-o-y
- MoU up 16.9% y-o-y

Operating revenues (CZK in billions)


+3.1%
29.9
30.8
1H06
1H07

OIBDA margin


-2 p.p. due to Slovakia
48.5%
-2.5 p.p.
46%
1H06
1H07

Telefónica O2 Europe guidance

Telefónica O2 Europe

Revenues (€ in millions) — REITERATED


+11% / +14%
13,159
12,842
2006
reported
2006
ex Airwave
2007

OIBDA (€ in millions) — REITERATED


+7% / +10%
3,733
3,601
2006
adjusted for guidance
2006
adjusted for guidance (ex Airwave)
2007

Capex (€ in millions) — REITERATED


2,553
2,380
<2,200
2006
2006
ex Airwave
2007

O2 UK

Revenues (€ in millions) — REITERATED


+15% / +18%
6,265
2006
2007

OIBDA (€ in millions) — REITERATED


+9% / +12%
1,777
2006
2007
adjusted for guidance

O2 Germany

Revenues (€ in millions) — DOWNGRADED


from +14% / +17%
To +7%/+10%
3,320
2006
2007

OIBDA (€ in millions) — DOWNGRADED


from +24% / +27%
To +21%/+25%
583
2006
2007
adjusted for guidance

T. O2 Czech Republic

Revenues (€ in millions) — REITERATED


+1% / +3%
2,148
2006
2007

OIBDA (€ in millions) — REITERATED


-1% / 0%
994
2006
2007
adjusted for guidance

2006 base reported figures include eleven months of O2 Group (consolidated since Feb.06), three months of start-up losses in Slovakia, and exclude Airwave results. 2007 guidance assumes constant exchange rates as of 2006, and exclude changes in consolidation. OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. Personnel restructuring and Real Estate Programs are included as operating revenues/expenses, except for those decided after guidance was set at the beginning of the year (redundancies in O2 Group and Real Estate Program in TEF O2 CR). For comparison, the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures

1H07 synergies are totally aligned with year-end target, leveraging our top initiatives

OpCF from synergies 1H07
(€ in millions)


52%
100
423
111
21
655
T. España
T. LatAm
T.O2 Europe
Other (1)
TOTAL
% Coverage 1H07 / Estimated Synergies 07

OpCF from synergies 2007E
(€ in millions)

- **Regionalization** ~23%
  - ✓ Branding & commercial campaigns
  - ✓ Handset & SIMs purchases
  - ✓ Mundo Movistar
  - ✓ Service platforms
- **Convergence & Integration** ~47%
  - ✓ Technology, Operations & Systems
  - ✓ Products & Services
  - ✓ Sales channels
- **Scale, Best practices & Management Resources** ~30% of
  - ✓ Bargaining power (roaming, handsets & technology)
  - ✓ Internal mgmt of international & roaming traffic
  - ✓ Business Development (roaming retail & MNCs)
  - ✓ Distrito C & Contents' Unit

2007 TOTAL ESTIMATED SYNERGIES ~ 1,250

(1) Group initiatives yet to be allocated to business lines (IPTV Competence Center, Contents, Distrito C)

Active financial risk management

Reducing cost of debt to 5.45%

	1H 2007
Net Interest Expenses	(1,437)
Total Average Debt	53,194
Effective Interest rate	5.45%

Changing currency mix


EUR
60%
USD
4%
LATAM
16%
GBP
16%
CZK
4%

Improving debt maturity profile

	1H 2007
Bond issuance	4.1 bn Eur
Average maturity	6.4 years
Average credit spread	41 bps

- 23 bps decrease in the cost of debt vs. 1Q07
- Lower weight of GBP debt following Airwave sale.
- Average debt maturity increased to 6.7 years following bond issuance and divestments

De-leveraging on track


1H07 Net Financial Debt Evolution
(€ in million)
2.7x OIBDA¹
2.5x OIBDA²
2.6x OIBDA²
52,145
-3,477
+400
+2,884
-2,789
56
49,219
52,267
Net Fin. Debt Dec. 06
FCF Post-Minorities
Commitments cancellation
Share buy-back and TSA dividends
Net Financial investments
Change in consolidation, FX and others
Net Fin. Debt June 07
Net Fin. Debt & Commitments June 07

- **Meeting Financial Commitments:**
  - Net Debt approaching 2.5x OIBDA ahead of time
  - More than 92% of 2007 buyback already completed
  - Net divestments for Eur 2.8 bn (before Endemol & TI)
- **Shareholder remuneration = close to 3 bn Eur = Debt reduction**

(1) Pro-forma OIBDA (2) Doubling 1H OIBDA after excluding results from Airwave sale

Conclusions

1. **Growth and returns well ahead of the pack**
   - *From +10.6% revenues to 63.7% EPS growth*
   - *Twelve consecutive quarters growing simultaneously revenues, OIBDA, OI and net income*

2. **Solid Organic growth across the board**
   - *+7.4% and 7.1% organic(1) revenues & OIBDA growth rates*

3. **Benefiting from diversification, efficiency and commercial momentum**
   - *+212.6 million accesses (+11.3%)*

4. **A better outlook: Group guidance upgraded !**

(1) Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-June 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-June 2007 and the consolidation of Airwave in April-June 2006. OIBDA excludes Airwave capital gain.

Telefónica